October 9, 2007

Mr. Timothy A. Geishecker

Senior Counsel

Mail Stop 4651

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Re:	Nucor Corporation

Definitive 14A

Filed March 26, 2007

File No. 001-04119

Dear Mr. Geishecker:

This letter responds to your letter to Daniel R. DiMicco, Chairman and Chief Executive Officer of Nucor Corporation (“Nucor”), dated August 21, 2007 following your limited review of the executive compensation and other related disclosure in Nucor’s definitive proxy statement for the 2007 annual meeting of stockholders. We have set forth below each of your comments. Nucor’s response is set forth below immediately following each of your comments.

Director Compensation, page 12

1.	For each director, disclose by footnote the aggregate number of stock awards outstanding at fiscal year end computed in accordance with FAS 123R. In addition, please clarify to provide the grant-date fair value of stock and option awards. Refer to the Instruction to Item 402(k)(2)(iii) and (iv).

Nucor Response.

Beginning in 2006, Nucor changed its non-employee director compensation arrangements to provide for the grant to each non-employee director of stock units on June 1 of each year. Because the stock units are fully vested on the grant date, the amounts presented in the Stock Awards column (column (c)) of the Director Compensation table are equal to the full grant-date fair values of the awards. In future filings, we will include a statement in the footnote to column (c) that the amounts presented in the table are equal to the full grant-date fair values of the stock unit awards computed in accordance with FAS 123R.

Mr. Timothy A. Geishecker

October 9, 2007

Prior to 2006, Nucor granted stock options to each non-employee director on March 1 and September 1 of each year. The options became vested and exercisable six months after the grant date. The amounts presented in the Option Awards column (column (d)) of the Director Compensation table are the FAS 123R expense amounts Nucor recognized in 2006 for the final stock option grants made on September 1, 2005. So long as Nucor continues to grant only stock units to its non-employee directors, no amounts will be presented in column (d) in future filings. If Nucor does grant stock options to non-employee directors in the future, it will include a statement to the footnote to column (d) that sets forth the total grant-date values of the stock option awards computed in accordance with FAS 123R.

Compensation Discussion and Analysis, page 15

2.	The emphasis of your Compensation Discussion and Analysis should be an analysis of the elements and levels of compensation paid to the named executive officers. Throughout this section and as to each compensation element, please provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. From a general standpoint, it appears that the Compensation and Executive Development Committee gives some weight to the extent to which compensation of your named executive officers compares to the companies against which you benchmark compensation. Yet, your disclosure also indicates that cash and equity awards are made on what appears to be a discretionary basis and that the Committee considers company performance when determining compensation packages. Your disclosure in this respect lacks sufficient quantitative or qualitative discussion of the analyses underlying the Committee’s decisions to make compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. The Compensation Discussion and Analysis should explain and place in context why you chose to pay each element, how particular payout levels were determined and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated or contemplated awards. Refer to Item 402(b)(1)(iv) - (vi) of Regulation S-K.

Nucor Response.

In future filings, Nucor will expand the discussion to explain why each element was paid, how particular payout levels were determined and how, if at all, determinations with respect to one element of compensation may have impacted other elements of compensation.

Nucor will further describe its compensation practices through the following disclosures:

1.	We will summarize how the Committee developed the current executive compensation plans including the mix of compensation awards and payout levels.

Mr. Timothy A. Geishecker

October 9, 2007

2.	We will explain that on an annual basis, the Committee:

(a)	generally does not make changes to the levels or mix of compensation, other than base salary adjustments;

(b)	sets objective performance metrics in advance of the performance periods;

(c)	reviews Company and incentive plan performance; and

(d)	does not make discretionary awards of compensation.

3.	If any changes are made to the levels or mix of compensation awards or payouts, we will explain how and why the Committee made such changes and how one element of compensation or payout may influence decisions related to other allocated or contemplated awards.

Nucor’s compensation plans are designed to reward executives for performance over a long period of time. Total compensation, defined as base salary and annual and long term incentive compensation at target performance, is intended to reward executives at a median level, as compared to similarly sized companies, over time. The last time we did a study, we looked at Nucor’s executive compensation as compared to other similar size companies over a ten year period.

When the current incentive plans were developed in 2003, the Committee established the levels and mix of compensation based on a sensitivity analysis which assumed some years of lower performance where no payouts would be earned and some years where maximum payouts would be achieved. This variability is intended to reflect fluctuations in economic activity. The Committee periodically reviews actual performance and compares such performance to the parameters identified when the plans were originally established to ensure actual results over time are appropriate.

The annual and long term incentive plans were approved by stockholders and are designed to work without significant changes over a long time period. For example, minimum, target and maximum incentive plan payouts as a percentage of salary, including mix of cash or stock, were established and approved by stockholders in 2003. Therefore, few changes, other than administrative, are made during the year. The Committee annually reviews the peer groups to ensure that the peers meet the plan’s requirements. In addition, the Committee annually adjusts base salaries (which impact incentive plan opportunities) and sets the threshold level of performance under the annual incentive plan. The maximum was approved by shareholders in 2003.

Mr. Timothy A. Geishecker

October 9, 2007

3.	You state that the Committee reserves the right to reduce any annual incentive payment or long-term incentive award on a discretionary basis. Please revise to state whether the Committee actually exercised such discretion.

Nucor Response.

Nucor’s incentive plans provide the Committee the right to exercise discretion to reduce an incentive plan payout to ensure that payouts from any incentive plan produce their desired result. The Committee reviewed the payouts and determined that the incentive plan payouts produced the desired result and therefore it did not exercise any discretion in 2006.

In future filings, we will disclose if the Committee exercises its discretion to reduce any annual incentive payment or long-term award.

4.	Please specify how each element of compensation relates to the data you have analyzed from your peer group. Your disclosure should include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. In addition, please revise to disclose why you have benchmarked compensation.

Nucor Response.

While we have developed peer groups for the purposes of developing relative performance measures with respect to payouts under our annual and long-term incentive plans, we do not use this peer group to benchmark levels of any component of compensation.

We benchmark base salaries on an annual basis against national compensation surveys of executives of similarly sized manufacturing companies to ensure our fixed and guaranteed levels of compensation remain reasonable to attract and retain our executive team. Base salaries are generally set at approximately 90% of the median for comparable positions as tracked by these surveys.

We review the total amount of compensation provided to our executives over time. Adjustments to incentive plans for future performance periods may be made if total compensation over time is considered outside a reasonable range. The reasonable range is based on a number of factors including survey information and incentive opportunities for similar sized companies in similar businesses.

In future filings, we will continue to provide expanded disclosure of our compensation benchmarking and peer group utilization processes.

Mr. Timothy A. Geishecker

October 9, 2007

5.	We note the disclosure in this section regarding your policy for equity grants but it does not appear as though you have addressed the timing of equity awards as it relates to release of material non-public information. In this regard, your disclosure merely indicates that the key employees “received stock option awards on March 1 and September 1 each year.” Please give adequate consideration to the elements and questions set forth in Section II.A of Release 33-8732A, which discusses the concepts to consider when drafting the appropriate corresponding disclosure.

Nucor Response.

Nucor did not grant any stock options during 2006. Nucor has not granted stock options since September of 2005. Our practice, established many years ago, was to grant stock options on the same dates every year or the next business day if such date fell on a weekend or holiday. This practice eliminated any concern regarding the timing of options grants. If we grant options in the future we will disclose our policies and practices regarding the timing of equity awards.

In 2006, we began granting restricted stock units based on prior year performance. The program, including the annual grant date, was established in 2005. The program design sets June 1 (or the next business day if such date fell on a weekend or holiday) as the grant date for any restricted stock units earned. This practice eliminates any concern regarding the timing of the restricted stock grants.

Post Termination Compensation, page 19

6.	Please revise to disclose in your narrative how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits. Refer to Item 402(j)(3) of Regulation S-K.

Nucor Response.

Under various termination scenarios, our executives are eligible for certain payments. These payments range from severance paid upon involuntary termination based on the executive’s years of service to payments for the executive’s agreement to enter into restrictive covenants which limits the executive’s employment opportunities after termination.

In future filings, we will revise our narrative to discuss how we determined the appropriate benefit levels under the various circumstances disclosed.

Mr. Timothy A. Geishecker

October 9, 2007

Summary Compensation, page 21

7.	The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please refer to Section II.B.1 of Commission Release No. 33-8732A. In this regard, we note disparities in Mr. DiMicco’s salary, stock awards and non-equity incentive plan compensation, as compared to that of the named executive officers. Given this, please provide a more detailed discussion of how and why Mr. DiMicco’s compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

Nucor Response.

Nucor’s Chairman and Chief Executive Officer, Mr. DiMicco, participates in the same compensation programs, with the exception of the restricted stock unit program, on the same basis as the other named executive officers, including with respect to his payout opportunity. However, his actual payout may be greater than those of the other named executive officers because his base salary (on which all incentive plans payouts are derived with the exception of the restricted stock unit plan) is greater than that of the other named executive officers. Mr. DiMicco’s incentive opportunity under the restricted stock unit plan is not directly tied to his base salary, but is greater than that of the other executives due to his greater responsibilities as Chairman and Chief Executive Officer.

Outstanding Equity Awards at Fiscal Year-End, page 24

8.	Disclose by footnote the vesting dates of options and shares of stock at fiscal-year end. See Instruction 2 to Instructions to Item 402(f)(2).

Nucor Response.

In future filings, we will disclose by footnote the vesting dates for option and stock awards outstanding at fiscal year end. The following is a sample of disclosure for Mr. DiMicco for the fiscal year ended December 31, 2006:

(__)	Represents restricted stock units vesting as follows: 2,533 units vesting on June 1, 2007; 2,533 units vesting on June 1, 2008; 2,533 units vesting on June 1, 2009; and 18,998 units vesting upon Mr. DiMicco’s retirement as defined in the CD&A with the prior approval of the Compensation and Executive Development Committee.

Mr. Timothy A. Geishecker

October 9, 2007

Nucor acknowledges that:

•	Nucor is responsible for the adequacy and accuracy of the disclosure in filings with the Securities and Exchange Commission (the “Commission”);

•	Commission staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to a filing; and

•	Nucor may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. We hope that our responses address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (704) 367-8634 should you have any questions or require further information.

Very truly yours,

Terry S. Lisenby
Chief Financial Officer, Treasurer and Executive Vice President

cc:	Victoria F. Haynes, Chairman

Compensation and Executive Development Committee

Daniel R. DiMicco, Chairman and Chief Executive Officer